Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information was prepared under United States generally accepted accounting principles (“U.S. GAAP”), and gives effect to the transaction between Apricus, Merger Sub and Seelos to be accounted for as a reverse acquisition under U.S. GAAP (the “Merger”). In addition, the pro forma condensed combined financial information gives effect to the proposed issuance of 1,187,336 shares of Seelos common stock and warrants equal to 80% of such shares of Seelos common stock to be issued for an aggregate purchase price of $18.0 million (the “Financing”). The warrants have a 5-year term and the exercise price is equal to 125% of the final purchase price, subject to adjustment for anti-dilution events. The closing of the Financing will occur immediately prior to the closing of the Merger and is contingent upon the satisfaction or waiver of all conditions precedent to the closing of the Merger.

The Merger is accounted for as a reverse recapitalization under U.S. GAAP because the primary assets of Apricus will be nominal following the close of the Merger. Seelos was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (i) Seelos stockholders and other persons holding securities convertible, exercisable or exchangeable directly or indirectly for Seelos common stock are expected to own approximately 85% of Apricus immediately following the effective time of the Merger, (ii) Seelos will hold the majority (four of five) of board seats of the combined company and (iii) Seelos’ management will hold all key positions in the management of the combined company.

The following unaudited pro forma condensed combined financial statements are based on Seelos’ historical financial statements and Apricus’ historical financial statements, as adjusted, to give effect to Seelos’ reverse recapitalization of Apricus. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2018 and the year ended December 31, 2017 give effect to these transactions as if they had occurred on January 1, 2017. The unaudited pro forma condensed combined balance sheet as of September 30, 2018 gives effect to these transactions as if they had occurred on September 30, 2018.

To consummate the Merger, Apricus’ stockholders must approve the proposed Apricus Reverse Stock Split. Per the terms of the Merger Agreement, at the closing of the Merger, each outstanding share of Seelos common stock will be converted into the right to receive shares of Apricus common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Apricus common stock). These unaudited pro forma condensed combined financial statements have been retroactively restated to reflect the impact of the proposed one-for-thirty Apricus Reverse Stock Split.

Because Seelos will be treated as the acquirer under the reverse recapitalization, Seelos’ and Apricus’ assets and liabilities will be recorded at their precombination carrying amounts in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of reverse recapitalization accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final reverse recapitalization accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined organization’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Apricus and Seelos been a combined organization during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in the pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma condensed combined financial information.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read together with Apricus’ historical financial statements, which are included in Apricus’ latest Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 1, 2018 and the September 30, 2018 results included in Apricus’ report on Form 10-Q filed with the SEC on October 31, 2018, and Seelos’ historical information included herein.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2018
(in thousands, except share and per share amounts)

	Seelos	Apricus	Pro Forma Adjustments	Note 4	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$339	$5,283	$18,000	(f)	$23,622
			(1,150)	(d)	$(1,150)
			(4,000)	(y)	$(4,000)
Due from related party	2	—	—		2
Prepaid expense and other current assets	183	198	—		381
Total current assets	524	5,481	12,850		18,855
Property and equipment	—	46	—		46
Other long-term assets	—	37	—		37
Total assets	$524	$5,564	$12,850		$18,938
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,686	$322	$1,250	(e)	$3,258
Other payables and accrued expenses	145	1,103	3,075	(d)	4,323
Convertible notes payable, at fair value	2,180	—	(2,180)	(c)	—
Warrant liability, at fair value			2,052	(f)	2,052
Total current liabilities	4,011	1,425	4,197		9,633
Non-current liabilities
Other long-term liabilities	—	26	—		26
Total liabilities	4,011	1,451	4,197		9,659
Commitments and contingencies
Stockholders’ equity (deficit)
Common Stock, $.001 par value	—	28	(28)	(b)	10
	—	—	10	(a)	—
Additional paid-in-capital	100	327,458	(10)	(a)	22,485
	—	—	2,180	(c)	—
	—	—	(327,458)	(b)	—
			113	(b)	—
			4,154	(d)	—
			15,948	(f)	—
Accumulated deficit	(3,587)	(323,373)	323,373	(b)	(13,216)
	—	—	(8,379)	(d)	—
	—	—	(1,250)	(e)	—
Total stockholders’ equity (deficit)	(3,487)	4,113	8,653		9,279
Total liabilities and stockholders’ equity	$524	$5,564	$12,850		$18,938

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations – Nine Months Ended
September 30, 2018
(in thousands, except per share amounts)

	Seelos	Apricus	Pro Forma Adjustments	Note 4	Pro Forma Combined
Research and development	$422	$1,148	$—		$1,570
General and administrative	1,722	6,144	—		7,866
Total operating expenses	2,144	7,292	—		9,436
Loss from operations	(2,144)	(7,292)	—		(9,436)

Interest expense	(113)	—	—		(113)
Change in fair value of convertible notes payable	2	—	—		2
Change in fair value of warrant liability	—	222	—		222
Amendment of equity classified warrants	—	(293)	—		(293)
Other income	—	1	—		1
Total other expense	(111)	(70)	—		(181)
Loss from continuing operations	$(2,255)	$(7,362)	$—		$(9,617)
Loss from continuing operations per share:
Basic and diluted		$(11.24)			$(1.08)
Weighted average number of shares		654,933	8,224,822	(g)	8,879,755

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations – Year Ended December 31, 2017
(in thousands, except per share amounts)

	Seelos	Apricus	Pro Forma Adjustments	Note 4	Pro Forma Combined
Research and development	$400	$3,463	$8,379	(d)	$12,242
General and administrative	654	7,210	—		7,864
Loss on disposal of assets	—	2	—		2
Total operating expenses	1,054	10,675	8,379		20,108
Loss from operations	(1,054)	(10,675)	(8,379)		(20,108)
Interest expense	(21)	(83)	—		(104)
Change in fair value of convertible notes payable	(2)	—	—		(2)
Change in fair value of warrant liability		(646)	—		(646)
Gain on extinguishment of debt	—	(422)	—		(422)
Other income	—	77	—		77
Total other expenses	(23)	(1,074)	—		(1,097)
Loss from continuing operations	$(1,077)	$(11,749)	$(8,379)		$(21,205)

Loss from continuing operations per share
Basic and diluted		$(29.64)			$(2.46)
Weighted average number of shares		396,400	8,224,822	(g)	8,621,222

See accompanying notes to the unaudited pro forma condensed combined financial statements

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Description of Transaction and Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of SEC Regulation S-X and presents the pro forma financial position and results of operations of the combined companies based upon the historical data of Apricus and Seelos.

For the purposes of the unaudited pro forma condensed combined financial information, the accounting policies of Apricus and Seelos are aligned with no differences. Accordingly, no effect has been provided for the pro forma adjustments described in Note 4, “Pro forma adjustments.”

Description of Transaction

On July 30, 2018, Apricus and Seelos, entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Seelos, with Seelos continuing as a wholly owned subsidiary of Apricus and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding share of Seelos common stock will be converted into the right to receive shares of Apricus common stock such that, immediately following the Effective Time, and after giving effect to the Pre-Merger Financing, preexisting Apricus stockholders are expected to own approximately 15% of the outstanding capital stock of Apricus on a fully diluted basis, and preexisting Seelos stockholders are expected to own approximately 85% of the outstanding capital stock of Apricus on a fully diluted basis, subject to adjustments for net cash held by Apricus and Seelos at the time of closing the Merger. These estimates are subject to adjustment prior to closing of the Merger, including an upward adjustment to the extent that Apricus’ net cash at the Effective Time is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the extent that Apricus’ net cash at the Effective Time is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization).

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Apricus and Seelos. In accordance with the terms of the Merger Agreement, (i) Raj Mehra, Ph.D., the founder and majority stockholder of Seelos (solely in his capacity as a Seelos stockholder) and (ii) certain executive officers, directors and stockholders of Apricus (solely in their respective capacities as Apricus stockholders) have entered into support agreements. The support agreements include covenants with respect to the voting of shares of Seelos or Apricus capital stock, respectively, in favor of adoption and approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals.

The Merger Agreement contains certain termination rights for both Apricus and Seelos, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $500,000, which may be payable in shares of common stock of the party making such payment in such paying party’s sole discretion, and in some circumstances reimburse the other party’s expenses up to a maximum of $350,000.

At the Effective Time, Apricus’ board of directors is expected to consist of five members, four of whom will be designated by Seelos and one of whom will be designated by Apricus.

At the closing of the Merger, Apricus, Seelos, Richard Pascoe, as representative of Apricus’ stockholders, and a rights agent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, Apricus stockholders will receive one CVR for each share of Apricus’ common stock held of record immediately prior to the closing of the Merger. Each CVR will represent the right to receive payments based on the Apricus’ Vitaros assets. In particular, CVR holders will be entitled to receive 90% of any cash payments (or the fair market value of any non-cash payments) exceeding $500,000 received, during a period of ten years from the closing of the Merger, based on the sale or out-licensing of the Vitaros assets, including any contingent payments, less reasonable transaction expenses. Post- merger Seelos will be entitled to retain the first $500,000 and 10% of any contingent payments. In order to be eligible for the CVR, an Apricus stockholder must be a holder of record at the close of business immediately prior to the closing of the Merger. Seelos has agreed to use commercially reasonable efforts to out-license or sell the Vitaros assets for a period of three years following the closing of the Merger.

The CVR will be not be transferable, except in limited circumstances and will not be registered with the SEC. Richard Pascoe, Apricus’ current President and CEO, will be appointed to serve as the representative of the CVR holders’/former Apricus stockholders’ interests under the CVR Agreement.

Basis of Presentation

The unaudited pro forma condensed consolidated financial statements were prepared in accordance with the regulations of the SEC. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2018 is presented as if the Merger had been completed on September 30, 2018. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2018 and the year ended December 31, 2017 assumes that the Merger occurred on January 1, 2017 and combines the historical results of Seelos and Apricus.

For accounting purposes, Seelos is considered to be the acquiring company and the Merger will be accounted for as a reverse recapitalization of Apricus by Seelos because the primary assets of Apricus, which include cash and other assets and liabilities, will be nominal following the close of the merger. Under reverse recapitalization accounting, the assets and liabilities of Apricus will be recorded, as of the completion of the merger, at their fair value which is expected to approximate book value because of the short-term nature of the instruments. No goodwill or intangible assets are expected to be recognized and any excess consideration transferred over the fair value of the net assets of Apricus following determination of the actual purchase consideration for Apricus will be reflected as an adjustment to equity. Consequently, the financial statements of Seelos reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The historical financial statements of Apricus and Seelos, which are provided elsewhere in this registration statement, have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

To the extent there are significant changes to the business following completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed consolidated financial statements could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the Merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

Note 2 - Contingent License Acquisitions

Acquisition of License from Ligand Pharmaceuticals (“Ligand”)

On September 21, 2016, Ligand Pharmaceuticals, Incorporated, Neurogen Corporation and CyDex Pharmaceuticals, Inc. (collectively, “Ligand”) out-licensed four development programs to Seelos, including its aplindore program for Parkinson’s disease, a CRTH2 antagonist program for rare pediatric chronic inflammation and other chronic respiratory disorders, a Captisol-enabled acetaminophen program for pain and fever management and an H3 receptor antagonist program for narcolepsy and excessive daytime sleepiness.

Under the license agreement, Ligand is entitled to receive initial payments in equity or cash of $1.3 million upon Seelos completing a minimum of $7.5 million financing and up to an additional $3.5 million if Seelos becomes a public company and up to $126.7 million of additional cash milestones relating to certain regulatory and commercial achievements, with the first being submission of an application in the United States for a particular licensed product. In addition, Ligand is entitled to net sales royalties ranging from low single digits to low double digits for the various programs licensed. If certain conditions are met, Ligand will provide a three-year convertible loan facility to Seelos in an amount up to $500,000. Seelos is responsible for all development activities under the license. Seelos has also entered into a supply agreement with Ligand for Captisol at negotiated prices which term is concurrent with the license agreement.

Seelos became obligated in September 2016 to pay Ligand a $25,000 option fee which was expensed as research and development costs. Seelos paid this option fee on August 4, 2017. In addition, the potential regulatory and commercial milestones are not yet considered probable, and no milestone payments have been accrued at September 30, 2018.

Payments Toward the Acquisition of Asset from Vyera Pharmaceuticals, AG (“Vyera”)

On March 6, 2018, Seelos entered into an asset purchase agreement (the “Agreement”) to acquire TUR-002 from Vyera which is contingent upon certain events, as defined, including Seelos completing a merger transaction. Seelos has previously paid Vyera non-refundable amounts totaling $0.5 million towards the Agreement. The Agreement was amended on May 22, 2018 (“Amended Agreement”). Under the Amended Agreement, Seelos paid Vyera a non-refundable $0.15 million upon execution of the Amended Agreement, a non-refundable $0.15 million upon an announcement of the Merger and $1.0 million upon the closing of the Merger. Pursuant to the Amended Agreement, Vyera would also be entitled to receive 248,615 unrestricted common shares of Seelos common stock valued at approximately $4.0 million. Seelos would be responsible to make payments to Vyera and/or the licensor up to $21.0 million upon the achievement of certain clinical development and regulatory milestones, with the first being $3.5 million upon the first patient dosing in a Phase III clinical trial for TUR-002. The Amended Agreement also provides for payments of a royalty percentage in the mid-teens on net sales and up to $75.0 million upon Seelos’ achievement of certain cumulative net sales milestones for TUR-002. Seelos would be responsible for all development activities for TUR-002.

In addition to royalties and milestone payments, Seelos would be obligated to the licensor, until such time as Seelos receives regulatory approval of an NDA for any product derived from the licensed assets, 2.5% of the total external costs incurred in connection with the development of such product. The external investment costs include all expenses related to the development and regulatory approval of the licensed assets incurred and paid to external vendors for the performance of formulation in vitro studies, animal pharmacokinetic studies, efficacy and toxicity studies, and Phase I, II and III clinical trials.

If Seelos were to sublicense to, sell to, assign to, partner with or transfer to a third party the licensed assets, 2.5% - 3.5% of amounts received by Seelos, subject to adjustment downward in certain circumstances, pursuant to such a transaction would be owed by Seelos to the licensor.

Note 3 - Preliminary Fair value of the Assets Acquired and the Liabilities Assumed

The following is the preliminary estimate of the fair value of the assets acquired and the liabilities assumed by Seelos in the Merger (in thousands):

Dr (Cr.)
Cash and cash equivalents	$5,283
Prepaid expense and other current assets	198
Property and Equipment	46
Other long-term assets	37
Accounts payable	(322)
Other payables and accrued expenses	(5,103)
Other long-term liabilities	(26)
Net assets acquired	$113

Note 4 - Pro forma adjustments

The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Represents the issuance of 8,224,822 shares of common stock of Apricus and its effect on the shares of common stock and additional paid in capital accounts (in thousands).

	Common Stock	Additional Paid in Capital
Issuance of 8,224,822 shares	$8	$(8)
Adjustments due to reverse merger	2	(2)
	$10	$(10)

(b)	Represents the elimination of the historical equity of Apricus and recognizes the change in control obligation payments as follows (in thousands):

Cash	$4,000 (y)
Common Stock, $.001 par value	(28)
Additional paid-in-capital	(327,458)
Accumulated deficit	323,373
Recapitalization adjustment	$(113)

(y)	Represents the payment of change of control obligations for Apricus employees and other obligations that will become due at the closing of the Merger.

(c)
Reflects a conversion of $2.2 million in Seelos convertible notes payable into 214,366 shares of Seelos common stock pursuant to the terms of that certain Conversion Agreement effective as of October 15, 2018, by and among Seelos and the holders set forth on the Schedule of Holders attached thereto, entered into in connection with the Merger.

(d)
Reflects the fair value of the issuance of 439,737 shares of Seelos common stock valued at approximately $4.1 million, the recording of a $3.1 million liability, and the payment of $1.15 million in cash to purchase certain in process research and development (“IPR&D”) assets from Ligand and Vyera. These transactions will be accounted for as asset acquisitions pursuant to ASU 2017-01 as the majority of the fair value of the assets acquired was concentrated in a group of similar assets, and the acquired assets did not have outputs or employees. Because the underlying development programs have not yet received regulatory approval, the purchase price paid to date for these assets will be expensed in Seelos’ statement of operations. In addition, the potential milestone payments are not yet considered probable, and no milestone payments have been accrued at September 30, 2018.

(e)
Reflects an adjustment of approximately $1.25 million for the estimated transaction costs for both Seelos and Apricus, such as adviser fees, legal and accounting expenses that were not incurred as of September 30, 2018.

(f)
Represents the issuance of 1,187,336 shares of Seelos common stock and warrants equal to 80% of such shares of Seelos common stock for an aggregate purchase price of $18.0 million. The warrants have a 5-year term and the exercise price is equal to 125% of the final purchase price, subject to adjustment for anti-dilution events. Seelos has preliminarily determined that the exercise features of certain of these warrants are not indexed to Seelos’ own stock and is therefore not afforded equity treatment. In accordance with ASC 815, Seelos has presented the pro-forma effect of the issuance of the liability classified warrants based upon the preliminary determination of the fair value of $2.1 million as a warrant liability. ASC 815 requires Seelos to assess the fair value of warrant liabilities at each reporting period and recognize any change in the fair value as items of other income or expense.

(g)	Represents the increase in the weighted average shares due to the issuance of 8,224,822 shares of Apricus common stock in connection with the Merger.